

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Lawrence Angelilli
Chief Financial Officer
MoneyGram International Inc
2828 N. Harwood St., 15th Floor
Dallas, Texas 75201

  Re: MoneyGram International Inc
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 28, 2020
    File No. 1-31950

Dear Mr. Angelilli:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services